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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49702

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 AND ENDING 12/31/2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 Quebec Street
(No. and Street)

Washington D.C. 20008-1223
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard D. Buik 202-364-2484
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael J. Liccar & Company, CPA's
(Name – *if individual, state last, first, middle name*)

200 West Adams, Suite 2211 Chicago Illinois 60606
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

SECURITIES & EXCHANGE COMMISSION
RECEIVED
FEB 26 2008
CHICAGO REGIONAL OFFICE

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KJ
3/19

OATH OR AFFIRMATION

I, Richard D. Buik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

Global Markets, LLC, as of

December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me
this 14th Day of February 2008
in Chicago, County of Cook, State of Illinois
Tomi L. Samuels
Notary Public

"OFFICIAL SEAL"
Tomi L. Samuels
Notary Public, State of Illinois
My Commission Exp. 12/04/2008

Notary Public

Richard D. Buik
Signature

President
Title

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)

FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES PURSUANT TO RULE 17A-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

Filed pursuant to Rule 17a-5(e)(3) of the Securities and Exchange Commission

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)
Financial Statements
December 31, 2007

Index

MICHAEL J. LICCAR & CO., P.C.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITORS' REPORT

To the Members
Global Markets, LLC
Washington, D.C.

We have examined the statement of financial condition of Global Markets, LLC (a District of Columbia Limited Liability Company) as of December 31, 2007, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Markets, LLC as of December 31, 2007, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on pages 9 through 11, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission, Regulation 1.10 of the Commodity Exchange Act and the Rules of the National Futures Association. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Chicago, Illinois
February 14, 2008

Certified Public Accountants

200 West Adams Street · Suite 2211 · Chicago, Illinois 60606-5208
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)
Statement of Financial Condition
December 31, 2007

Assets

Cash and cash equivalents	$	279,138
Commissions and fees receivable		2,571
Total assets	$	281,709

Liabilities and Members' Equity

Liabilities:		
Accounts payable and accrued expenses	$	8,138
Total liabilities	$	8,138
Members' equity:		
Members' equity	$	273,571
Total members' equity	$	273,571
Total liabilities and members' equity	$	281,709

The accompanying notes to the financial statements are an integral part of these statements.

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)
Statement of Income
For the Year Ended December 31, 2007

Revenue:		
Commissions and fees	$	33,752
Interest and dividends		11,527
Other income - rebate		35,000
Total revenue	$	80,279
Expenses:		
Operating expenses	$	5,162
Regulatory fees		8,824
Total expenses	$	13,986
Net income	$	66,293

The accompanying notes to the financial statements are an integral part of these statements.

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)
Statement of Changes in Members' Equity
For the Year Ended December 31, 2007

Statement of Changes in Members' Equity

	Members' Equity	Total
Balance at January 1, 2007	$ 207,278	$ 207,278
Net income	66,293	66,293
Balance at December 31, 2007	$ 273,571	$ 273,571

The accompanying notes to the financial statements are an integral part of these statements.

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows provided by (applied to) operating activities:

Net income		$ 66,293
Adjustments to reconcile net income to net cash used in operating activities:	$	
Change in:		
Commissions and fees receivable	1,413	
Accounts payable and accrued expenses	6,388	
		$ 7,801
Net cash provided by operating activities		$ 74,094
Net increase in cash		$ 74,094
Cash at January 1, 2007		205,044
Cash at December 31, 2007		$ 279,138

Disclosure of Accounting Policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes to the financial statements are an integral part of these statements.

GLOBAL MARKETS, LLC
(a District of Columbia Limited Liability Company)
Notes to the Financial Statements
For the Year Ended December 31, 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements are set forth below.

Nature of Business: Global Markets, LLC (the "Company") is a District of Columbia Limited Liability Company which is registered with the Commodity Futures Trading Commission ("CFTC") as an independent introducing broker ("IB") and the Securities and Exchange Commission ("SEC") as a broker-dealer. The Company is a member of the National Futures Association ("NFA") and the Financial Industry Regulatory Authority ("FINRA"). The Company has two members.

Revenue Recognition: The Company's primary source of revenue is commissions derived from introducing customer orders for commodity futures and securities interests to futures commission merchants and other broker-dealers which carry the customer accounts, as well as commissions related to the sales of interests in private investment funds. Commission revenues and the related commission and brokerage expenses are recognized on the trade date when the positions are opened or closed by the respective carrying futures commission merchants or broker-dealers.

Income Taxes
The Company is a "Limited Liability Company" which has elected to be taxed as a Partnership for income tax purposes. Accordingly, no federal income taxes are provided by the Company as any taxable income is includable in the members' individual income tax returns. However, the Company is subject to The District of Columbia's income tax rate on unincorporated businesses of 9.975%.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities (and disclosures of contingent assets and liabilities) at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents: For financial statement purposes, money market mutual funds represent securities that are considered to be cash or cash equivalents on the statement of financial condition and the statement of cash flows.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act ("SEA"), and Regulation §1.17 of the Commodity Exchange Act ("Act"). Under these provisions, the Company must maintain net capital, as defined, of the greater of $45,000 or 6 2/3% of aggregated indebtedness, as defined in Rule 15c3-1(c) of the SEA. At December 31, 2007, the Company had net capital of $267,988, or $222,988 in excess of the minimum net capital requirements. The net capital requirements could effectively restrict the payment of cash distributions, the making of unsecured loans to its Members and the purchase by the Company of its own membership interests.

NOTE 3 - OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company does not hold customer segregated cash or securities balances. Futures transactions and securities transactions are processed by futures commission merchants and other broker-dealers, respectively, on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risks by monitoring its exposure to the risk of loss daily for each account. There were no unsecured customer debit balances for the Company at December 31, 2007.

NOTE 4 – RELATED PARTY

All of the Companies commissions earned are from transactions involving related parties. At December 31, 2007, approximately $2,600 in commissions receivable is due to the Company from related parties.

SUPPORTING SCHEDULES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
Global Markets, LLC **as of December 31, 2007**

COMPUTATION OF NET CAPITAL

		Amount	Code	Amount	Code
1.	Total ownership equity from Statement of Financial Condition			$ 273,571	3480
2.	Deduct ownership equity not allowed for Net Capital				3490
3.	Total ownership equity qualified for Net Capital			273,571	3500
4.	Add:				
	A. Liabilities subordinated to the claims of general creditors allowable in computation of net capital				3520
	B. Other (deduction) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 273,571	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition	$	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-propriety capital charges		3600		
	D. Other deductions and/or charges		3610		3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 273,571	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities (money market mutual funds)	5,583	3734		
	D. Undue Concentration		3650		
	E Other (list)		3736	(5,583)	3740
10.	Net Capital			$ 267,988	3750

NOTE:

There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part 11A filing.

The accompanying notes to the financial statements are an integral part of these statements.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
Global Markets, LLC **as of December 31, 2007**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	543	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	45,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	45,000	3760
14.	Excess net capital (line 10 less 13)	$	222,988	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	267,174	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition					$	8,138	3790
17.	Add:							
	A. Drafts for immediate credit	$		3800				
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810				
	C. Other unrecorded amounts (List)	$		3820		$	0	3830
19.	Total aggregate indebtedness					$	8,138	3840
20.	Percentage of aggregate indebtedness to net capital (line 19÷by line 10)					%	3.04%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)					%		3860

The accompanying notes to the financial statements are an integral part of these statements.

GLOBAL MARKETS, LLC
(A District of Columbia Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

as of December 31, 2007

The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph k(2)(ii) of that rule. Therefore, the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

See Independent Auditor's Report.

MICHAEL J. LICCAR & CO., P.C.
Certified Public Accountants

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Global Markets, LLC

We have examined the financial statements of Global Markets, LLC (the "Company) for the year ended December 31, 2007, and issued our report thereon dated February 14, 2008. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Due to the small size of the Company and the limited number of accounts, we placed little reliance on the Company's internal controls and we tested 100% of the accounts.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not currently carry securities accounts for customers or perform custodial functions related to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

200 West Adams Street · Suite 2211 · Chicago, Illinois 60606-5208
(312) 922 · 6600 (800) 922 · 6604 Fax (312) 922 · 0315
www.liccar.com

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. Our study and evaluation disclosed no conditions that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of the Company's management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Certified Public Accountants

Chicago, Illinois
February 14, 2008

END